Santiago, May 20, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In order to rectify the information contained in the material fact notice sent to the Financial Market Commission (hereinafter the "CMF") by letter dated May 20, 2025, in compliance with the provisions of Article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the CMF modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report that due to economic differences, the placement of the AA-71 bond, with mnemonic BSTD170624, did not materialize in its entirety. Of the CLP 100,000,000,000 placed, only CLP 3,000,000,000 were placed, at an average placement rate of 5.55%. Placements equivalent to the balance, i.e., the amount of CLP 97,000,000,000, were voided and will have no effect.

In addition, as of today, May 20, 2025, a dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Bond Series AA-17 BSTD170624, for a total amount of CLP 10,000,000,000 maturing on June 1, 2028. The average placement rate of the securities was 5.71%.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange